Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Third Quarter 2023 Financial Results

BEIJING, November 22, 2023 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial and Operational Snapshots

•	Net revenues were RMB524.6 million (US$71.9 million), compared to RMB576.2 million in the third quarter of 2022.

•	Gross billings (non-GAAP) were RMB390.0 million (US$53.5 million), compared to RMB365.5 million in the third quarter of 2022.

•	Gross profit was RMB460.5 million (US$63.1 million), compared to RMB491.3 million in the third quarter of 2022.

•	Net income was RMB131.6 million (US$18.0 million), compared to RMB168.1 million in the third quarter of 2022.

•	Net income margin[1] was 25.1% in the third quarter of 2023, compared to 29.2% in the third quarter of 2022.

•	New student enrollments[2] were 154,299, compared to 134,987 in the third quarter of 2022.

•	As of September 30, 2023, the Company’s deferred revenue balance was RMB1,277.0 million (US$175.0 million), compared to RMB1,690.9 million as of December 31, 2022.

1 Net income margin is defined as net income as a percentage of net revenues.

2 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period, including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses. (In September 2019, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.)

“In Q3, our business has consistently adjusted to the evolving economic landscape and has strategically progressed despite the challenges. Our overarching objective of propelling the Group toward sustained, high-level profitability has yielded positive results, as we maintained sizable net profits for ten consecutive quarters. Net income reached RMB131.6 million. Net revenues, despite a slight year-over-year decrease, exceeded the high end of our guidance range and reached RMB524.6 million.

We are delighted in our capability to remain profitable under challenging environment. This success is attributed to improvements in gross margins, the implementation of cost-cutting measures, and enhanced financial planning and analysis across the entire business. Our cost of revenues has achieved a year-over-year decrease of 24.5% and general and administrative expenses have achieved a year-over-year decrease of 21.0%. We firmly believe that only by adhering to a long-term perspective and ensuring the healthy growth of the enterprise can we create sustainable value for shareholders and users.” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands.

Mr. Hangyu Li, Financial Controller of Sunlands, commented, “last quarter was another excellent quarter in operations. Our new student enrollments went up by 14.3% and gross billings increased by 6.7% year-over-year. Thanks to our strategy of balanced, sustainable growth and profitability, gross profit margin increased by 2.5 percentage points and operating expenses as a percentage of gross billings decreased by 2.1 percentage points compared to the same period last year. We achieved net income of RMB131.6 million, which is the 10th profitable quarter since the second quarter of 2021. Looking ahead, we are committed to expanding online course offerings, optimizing cost-effectiveness, and providing exceptional service to our valued students. This will help us maintain our competitive edge in the industry and continue to create value for our stakeholders.”

Financial Results for the third quarter of 2023

Net Revenues

In the third quarter of 2023, net revenues decreased by 9.0% to RMB524.6 million (US$71.9 million) from RMB576.2 million in the third quarter of 2022. The decrease was mainly driven by the year-over-year decline in gross billings in the first nine months of 2023.

Cost of Revenues

Cost of revenues decreased by 24.5% to RMB64.1 million (US$8.8 million) in the third quarter of 2023 from RMB84.9 million in the third quarter of 2022. The decrease was primarily due to declined compensation expenses related to headcount reduction of our cost of revenues personnel, including teachers and mentors.

Gross Profit

Gross profit decreased by 6.3% to RMB460.5 million (US$63.1 million) in the third quarter of 2023 from RMB491.3 million in the third quarter of 2022.

Operating Expenses

In the third quarter of 2023, operating expenses were RMB338.5 million (US$46.4 million), representing a 4.1% increase from RMB325.0 million in the third quarter of 2022.

Sales and marketing expenses increased by 9.6% to RMB295.0 million (US$40.4 million) in the third quarter of 2023 from RMB269.1 million in the third quarter of 2022. The increase was mainly due to increased spending on branding and marketing activities.

General and administrative expenses decreased by 21.0% to RMB35.1 million (US$4.8 million) in the third quarter of 2023 from RMB44.4 million in the third quarter of 2022. The decrease was mainly due to (i) declined compensation expenses related to general and administrative personnel; and (ii) declined rental expenses.

Product development expenses decreased by 27.0% to RMB8.4 million (US$1.2 million) in the third quarter of 2023 from RMB11.5 million in the third quarter of 2022. The decrease was mainly due to declined compensation expenses related to headcount reduction of our product development personnel.

Net Income

Net income for the third quarter of 2023 was RMB131.6 million (US$18.0 million), as compared to RMB168.1 million in the third quarter of 2022.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB19.13 (US$2.62) in the third quarter of 2023.

Cash, Cash Equivalents, Restricted Cash and Short-term Investments

As of September 30, 2023, the Company had RMB751.8 million (US$103.0 million) of cash, cash equivalents and restricted cash and RMB122.3 million (US$16.8 million) of short-term investments, as compared to RMB757.4 million of cash, cash equivalents and restricted cash and RMB70.5 million of short-term investments as of December 31, 2022.

Deferred Revenue

As of September 30, 2023, the Company had a deferred revenue balance of RMB1,277.0 million (US$175.0 million), as compared to RMB1,690.9 million as of December 31, 2022.

Capital Expenditures

Capital expenditures were incurred primarily in connection with information technology (“IT”) infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB1.4 million (US$0.2 million) in the third quarter of 2023, as compared to RMB1.3 million in the third quarter of 2022.

Share Repurchase

On December 6, 2021, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$15.0 million of Class A ordinary shares in the form of ADSs over the next 24 months. As of November 21, 2023, the Company had repurchased an aggregate of 466,021 ADSs for approximately US$2.2 million under the share repurchase program.

Financial Results for the First nine Months of 2023

Net Revenues

In the first nine months of 2023, net revenues decreased by 7.3% to RMB1,617.9 million (US$221.7 million) from RMB1,744.5 million in the first nine months of 2022.

Cost of Revenues

Cost of revenues decreased by 29.7% to RMB191.8 million (US$26.3 million) in the first nine months of 2023 from RMB272.9 million in the first nine months of 2022.

Gross Profit

Gross profit decreased by 3.1% to RMB1,426.1 million (US$195.5 million) from RMB1,471.7 million in the first nine months of 2022.

Operating Expenses

In the first nine months of 2023, operating expenses were RMB970.3 million (US$133.0 million), representing a 5.1% decrease from RMB1,022.0 million in the first nine months of 2022.

Sales and marketing expenses decreased by 2.4% to RMB836.4 million (US$114.6 million) in the first nine months of 2023 from RMB857.0 million in the first nine months of 2022.

General and administrative expenses decreased by 16.8% to RMB107.8 million (US$14.8 million) in the first nine months of 2023 from RMB129.5 million in the first nine months of 2022.

Product development expenses decreased by 26.4% to RMB26.1 million (US$3.6 million) in the first nine months of 2023 from RMB35.5 million in the first nine months of 2022.

Net Income

Net income for the first nine months of 2023 was RMB485.6 million (US$66.6 million), compared to RMB462.1 million in the first nine months of 2022.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB70.29 (US$9.63) in the first nine months of 2023, compared to RMB68.07 in the first nine months of 2022.

Capital Expenditures

Capital expenditures were incurred primarily in connection with IT infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB6.2 million (US$0.8 million) in the first nine months of 2023, compared to RMB2.5 million in the first nine months of 2022.

Outlook

For the fourth quarter of 2023, Sunlands currently expects net revenues to be between RMB490 million to RMB510 million, which would represent a decrease of 11.9% to 15.3% year-over-year. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2960 to US$1.00, the effective noon buying rate for September 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 29, 2023, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 6:30 AM U.S. Eastern Time, (7:30 PM Beijing/Hong Kong time) on November 22, 2023, following the quarterly results announcement.

For participants who wish to join the call, please access the link provided below to complete online registration 15 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link:

https://register.vevent.com/register/BI97122ad169614f6893122f251ff760b0

Additionally, a live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands' website at https://ir.sunlands.com/.

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many live streaming platform, Sunlands offers various degree- or diploma-oriented post-secondary courses as well as professional certification preparation, professional skills and interest courses. Students can access the Company's services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expenses, non-GAAP income from operations and Non-GAAP net income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, non-GAAP net income exclude share-based compensation expenses, and basic and diluted net income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

SOURCE: Sunlands Technology Group

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	753,642	748,518	102,593
Restricted cash	3,762	3,240	444
Short-term investments	70,542	122,282	16,760
Prepaid expenses and other current assets	98,272	103,725	14,217
Deferred costs, current	42,886	18,399	2,522
Total current assets	969,104	996,164	136,536
Non-current assets
Property and equipment, net	813,783	793,796	108,799
Intangible assets, net	1,509	1,430	196
Right-of-use assets	274,643	137,710	18,875
Deferred costs, non-current	78,839	70,010	9,596
Long-term investments	73,513	63,986	8,770
Deferred tax assets	26,799	20,036	2,746
Other non-current assets	37,880	33,191	4,549
Total non-current assets	1,306,966	1,120,159	153,531
TOTAL ASSETS	2,276,070	2,116,323	290,067

LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	436,339	380,092	52,096
Deferred revenue, current	986,086	646,228	88,573
Lease liabilities, current portion	17,065	7,667	1,051
Long-term debt, current portion	38,654	38,654	5,298
Total current liabilities	1,478,144	1,072,641	147,018

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current	704,860	630,812	86,460
Lease liabilities, non-current portion	316,844	154,831	21,221
Deferred tax liabilities	5,984	4,098	562
Other non-current liabilities	6,770	6,975	956
Long-term debt, non-current portion	143,319	114,328	15,670
Total non-current liabilities	1,177,777	911,044	124,869
TOTAL LIABILITIES	2,655,921	1,983,685	271,887

SHAREHOLDERS’ (DEFICIT)/EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 2,982,516 and 3,131,807 shares issued as of December 31, 2022 and September 30, 2023, respectively; 2,618,698 and 2,715,615 shares
outstanding as of December 31, 2022 and September 30, 2023, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2022 and September 30, 2023, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,481,353 and 3,332,062 shares issued and outstanding
as of December 31, 2022 and September 30, 2023, respectively)	1	1	-
Treasury stock	-	-	-
Accumulated deficit	(2,812,114)	(2,326,485)	(318,871)
Additional paid-in capital	2,309,740	2,306,485	316,130
Accumulated other comprehensive income	127,885	158,519	21,727
Total Sunlands Technology Group shareholders’ (deficit)/equity	(374,487)	138,521	18,986
Non-controlling interest	(5,364)	(5,883)	(806)
TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(379,851)	132,638	18,180
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY	2,276,070	2,116,323	290,067

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2022	2023
	RMB	RMB	US$
Net revenues	576,208	524,631	71,907
Cost of revenues	(84,902)	(64,131)	(8,790)
Gross profit	491,306	460,500	63,117

Operating expenses
Sales and marketing expenses	(269,056)	(294,969)	(40,429)
Product development expenses	(11,532)	(8,415)	(1,153)
General and administrative expenses	(44,443)	(35,092)	(4,810)
Total operating expenses	(325,031)	(338,476)	(46,392)
Income from operations	166,275	122,024	16,725
Interest income	2,200	7,625	1,045
Interest expense	(2,487)	(1,877)	(257)
Other income, net	5,325	8,601	1,179
Impairment loss on long-term investments	-	(61)	(8)
Gain on disposal of subsidiaries	1,709	-	-
Income before income tax (expenses)/benefit
and loss from equity method investments	173,022	136,312	18,684
Income tax (expenses)/benefit	(4,225)	1,119	153
Loss from equity method investments	(713)	(5,791)	(794)
Net income	168,084	131,640	18,043

Less: Net loss attributable to non-controlling interest	(1)	-	-
Net income attributable to Sunlands Technology Group	168,085	131,640	18,043
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	24.08	19.13	2.62
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,981,447	6,880,188	6,880,188

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Three Months Ended September 30,
	2022	2023
	RMB	RMB	US$
Net income	168,084	131,640	18,043
Other comprehensive income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	32,103	3,358	460
Total comprehensive income	200,187	134,998	18,503
Less: comprehensive loss attributable to non-controlling
interest	(1)	-	-
Comprehensive income attributable to Sunlands Technology
Group	200,188	134,998	18,503

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended September 30,
	2022	2023
	RMB	RMB
Net revenues	576,208	524,631
Less: other revenues	(28,525)	(43,808)
Add: tax and surcharges	11,394	16,921
Add: ending deferred revenue	1,798,558	1,277,040
Add: ending refund liability	204,961	101,591
Less: beginning deferred revenue	(1,998,062)	(1,379,073)
Less: beginning refund liability	(199,028)	(107,319)
Gross billings (non-GAAP)	365,506	389,983

Net income	168,084	131,640
Add: income tax expenses/(benefit)	4,225	(1,119)
depreciation and amortization	8,939	7,664
interest expense	2,487	1,877
Less: interest income	(2,200)	(7,625)
EBITDA (non-GAAP)	181,535	132,437

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2022	2023
	RMB	RMB
Cost of revenues	(84,902)	(64,131)
Less: Share-based compensation expenses in cost of revenues	-	-
Non-GAAP cost of revenues	(84,902)	(64,131)

Sales and marketing expenses	(269,056)	(294,969)
Less: Share-based compensation expenses in sales and marketing expenses	-	-
Non-GAAP sales and marketing expenses	(269,056)	(294,969)

General and administrative expenses	(44,443)	(35,092)
Less: Share-based compensation expenses in general and administrative expenses	-	-
Non-GAAP general and administrative expenses	(44,443)	(35,092)

Operating cost and expenses	(409,933)	(402,607)
Less: Share-based compensation expenses	-	-
Non-GAAP operating cost and expenses	(409,933)	(402,607)

Income from operations	166,275	122,024
Less: Share-based compensation expenses	-	-
Non-GAAP income from operations	166,275	122,024

Net income attributable to Sunlands Technology Group	168,085	131,640
Less: Share-based compensation expenses	-	-
Non-GAAP net income attributable to Sunlands Technology Group	168,085	131,640

Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	24.08	19.13
Non-GAAP net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	24.08	19.13

Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,981,447	6,880,188
Weighted average shares used in calculating Non-GAAP net income per ordinary share:
Basic and diluted	6,981,447	6,880,188

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2022	2023
	RMB	RMB	US$
Net revenues	1,744,513	1,617,860	221,746
Cost of revenues	(272,859)	(191,777)	(26,285)
Gross profit	1,471,654	1,426,083	195,461

Operating expenses
Sales and marketing expenses	(857,031)	(836,352)	(114,632)
Product development expenses	(35,465)	(26,087)	(3,576)
General and administrative expenses	(129,538)	(107,817)	(14,778)
Total operating expenses	(1,022,034)	(970,256)	(132,986)
Income from operations	449,620	455,827	62,475
Interest income	9,208	21,747	2,981
Interest expense	(7,764)	(6,047)	(829)
Other income, net	19,667	25,570	3,505
Impairment loss on long-term investments	(500)	(61)	(8)
Gain on disposal of subsidiaries	1,709	247	34
Income before income tax expenses
and loss from equity method investments	471,940	497,283	68,158
Income tax expenses	(8,568)	(5,208)	(714)
Loss from equity method investments	(1,317)	(6,445)	(883)
Net income	462,055	485,630	66,561

Less: Net (loss)/income attributable to non-controlling interest	(1,280)	1	-
Net income attributable to Sunlands Technology Group	463,335	485,629	66,561
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	68.07	70.29	9.63
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,806,672	6,909,141	6,909,141

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2022	2023
	RMB	RMB	US$
Net income	462,055	485,630	66,561
Other comprehensive income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	61,291	30,634	4,199
Total comprehensive income	523,346	516,264	70,760
Less: comprehensive (loss)/income attributable to non-controlling
interest	(1,280)	1	-
Comprehensive income attributable to Sunlands Technology
Group	524,626	516,263	70,760

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2022	2023
	RMB	RMB
Net revenues	1,744,513	1,617,860
Less: other revenues	(86,520)	(128,032)
Add: tax and surcharges	55,815	44,695
Add: ending deferred revenue	1,798,558	1,277,040
Add: ending refund liability	204,961	101,591
Less: beginning deferred revenue	(2,348,179)	(1,690,946)
Less: beginning refund liability	(243,236)	(133,066)
Gross billings (non-GAAP)	1,125,912	1,089,142

Net income	462,055	485,630
Add: income tax expenses	8,568	5,208
depreciation and amortization	28,100	22,931
interest expense	7,764	6,047
Less: interest income	(9,208)	(21,747)
EBITDA (non-GAAP)	497,279	498,069

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2022	2023
	RMB	RMB
Cost of revenues	(272,859)	(191,777)
Less: Share-based compensation expenses in cost of revenues	(33)	-
Non-GAAP cost of revenues	(272,826)	(191,777)

Sales and marketing expenses	(857,031)	(836,352)
Less: Share-based compensation expenses in sales and marketing expenses	(4,166)	-
Non-GAAP sales and marketing expenses	(852,865)	(836,352)

General and administrative expenses	(129,538)	(107,817)
Less: Share-based compensation expenses in general and administrative expenses	(2,982)	-
Non-GAAP general and administrative expenses	(126,556)	(107,817)

Operating cost and expenses	(1,294,893)	(1,162,033)
Less: Share-based compensation expenses	(7,181)	-
Non-GAAP operating cost and expenses	(1,287,712)	(1,162,033)

Income from operations	449,620	455,827
Less: Share-based compensation expenses	(7,181)	-
Non-GAAP income from operations	456,801	455,827

Net income attributable to Sunlands Technology Group	463,335	485,629
Less: Share-based compensation expenses	(7,181)	-
Non-GAAP net income attributable to Sunlands Technology Group	470,516	485,629

Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	68.07	70.29
Non-GAAP net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	69.13	70.29

Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,806,672	6,909,141
Weighted average shares used in calculating Non-GAAP net income per ordinary share:
Basic and diluted	6,806,672	6,909,141